Positive Polar

June 20 at 7:06 PM



Another stunning piece in the works by @nikkibaxendaleart, who's collaborating with us at Positive Polar to create an immersive experience for our launch.
Nikki captures these breathtaking visuals on location along our polar routes—translating them into powerful installations that blend original photography, oils, and mixed media.
This is art that transports you. ❄️🌊
Join us in bringing balance back! Support and Invest in us! 💪🏻🚢🌎🇺🇳🗽🐋👍🏻
https://wefunder.com/positivepolar
It's not only an expedition...
It's an Outdoor Wildlife Adventure
on a Mission to Help the Planet!
#positivepolar #ocean #ships #OceanRestoration #whalerestoration #passionate #OceanScience #beauty #ProudMoment #expeditioncruise #hapiness #joy #lifestyle See less

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